Meerie M. Joung, Esq.
Direct Dial: (617) 951-8840
E-Mail: meerie.joung@bingham.com
April 15, 2009
VIA EDGAR AND FEDERAL EXPRESS
Jeffrey R. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-0404

Re:	Amicus Therapeutics, Inc.
Form 10-K
Filed February 8, 2008
File No. 001-33497
Dear Mr. Riedler:
On behalf of our client, Amicus Therapeutics, Inc., a Delaware corporation (the “Company” or “Amicus”), in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated April 10, 2009 (the “Comment Letter”). For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.
Comment
General
1.	We note your response to comment 1. Much of the information you believe is confidential and is likely to cause competitive harm if disclosed is actually disclosed in your Form 10-K. For example,
•	Your Form 10-K disclosed that you have completed a Phase II clinical trial related to Fabry disease;

•	You are currently conducting a Phase II clinical trial of Plicera for Gaucher disease;

•	You are currently conducting a Phase II clinical trial for AT220 for the treatment of Pompe disease.

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comments to the Form 10-K, the Company understands the Staff’s request for additional detail in support of the Company’s position that disclosure of specific company and individual goals and objectives should be properly excluded from the Form 10-K in accordance with the exemption provided in Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”). The Company provides such additional detail below and simultaneously herewith is submitting a request for confidential treatment of the specific portions of the descriptions of the company goals and objectives which, if publicly disclosed, would cause competitive harm (the “Confidential Information”). Pursuant to the Commission’s Rule 83 (17 CFR 200.83), the Confidential Information has been omitted from this letter being filed with the Commission via Edgar. A copy of this letter indicating the Confidential Information has been filed separately with the Commission pursuant to this request for confidential treatment. The request for confidential treatment set forth herein is being requested both with respect to the specific portions below, and the same portions contained in the letter previously submitted by the Company, dated as of March 30, 2009.
Where portions of specific goals and objectives provide general information about the Company’s current overall direction, business and operations, then the Company has attempted to isolate such portions and intends on a going forward basis to disclose such general information in a manner which allows a reader to understand in detail how the Company determines appropriate compensation for its named executive officers. However, if specific goals and objectives reveal confidential clinical and regulatory pathway information, scientific discoveries or research developments, therapeutic product strategies and other similar information which if disclosed would provide the Company’s competitors with information which the Company ordinarily takes reasonable business measures to protect, then such specific goals and objectives should not and would not be disclosed.
The issue of disclosure in this context presents an acute challenge for the Company. With respect to corporate goals and objectives, this is true mostly because the Company is, by definition, a clinical and research and development stage company. Accordingly, with no marketed products, the organizational goals and objectives are focused primarily on clinical and regulatory matters, scientific research and discovery information, and other confidential drug development strategies. With respect to personal goals and objectives, as previously explained to the Staff and as the Company has disclosed (and will continue to disclose), the Company’s chief executive officer, with input from the management team and from any other source deemed appropriate, oversees the establishment of specific goals and objectives for each named executive officer at the beginning of each year. The Compensation Committee has no involvement in that individual goal-setting process. Because of the dynamic nature of the business, the goals and objectives are fluid throughout the year and often are adjusted depending upon data received, clinical trial information, scientific developments, financial conditions and the like.
CONFIDENTIAL TREATMENT REQUESTED BY AMICUS THERAPEUTICS, INC. [***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO COMMISSION’S RULE 83 (17 CFR 200.83).

U.S. Securities and Exchange Commission

Our response below includes a description of the specific Company goals for 2007 and an analysis of the competitive harm that would result from the disclosure of portions of such goals.
Description of Company’s 2007 Corporate Goals
The Company’s Corporate Goals for 2007 included the following six items:
1.	Complete Fabry Phase 2 clinical development [***]
2.	Obtain initial Phase 2 data from Gaucher program [***]
3.	Initial Pompe Phase 2 clinical development [***]
4.	Complete “Stage 1” proof of concept studies in Parkinson’s by third quarter.
5.	[***]

6.	Establish corporate partnership that helps build significant value by second quarter.
Analysis of Competitive Harm
The first three goals stated above relate to the timing of the Company’s efforts to advance the clinical development of the Company’s lead programs [***]. As noted in the Staff’s comment, the Company has publicly disclosed information about the completion of the Phase 2 clinical trial related to Fabry disease, the entry into its Phase 2 clinical trial of Plicera for Gaucher disease and the entry into its Phase II clinical trial for AT220 for the treatment of Pompe disease. However, the Company respectfully notes that it has not publicly disclosed, nor does it intend to publicly disclose, the specific parameters for defining completion of goals 1, 2 and 3. These definitions reflect an overall strategy for the development of the Company’s products and reveal the assumptions on what actions will be needed to carry out that strategy. Disclosure of these definitions would allow the Company’s competitors to draw meaningful conclusions about factors determining the likelihood of the Company reaching certain clinical development and regulatory milestones and allow them to extrapolate the Company’s clinical and regulatory strategy. As previously noted, understanding these elements would therefore allow the Company’s competitors to prepare counter strategies that could adversely affect the Company. For example, by knowing when and with what types of studies the Company intends to approach regulatory authorities, competitors will be able to prepare against competition from the Company in a more effective way by, for example, initiating similar studies, preparing commercial counter-strategies, and developing medical messaging around the Company’s programs.
CONFIDENTIAL TREATMENT REQUESTED BY AMICUS THERAPEUTICS, INC. [***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO COMMISSION’S RULE 83 (17 CFR 200.83).

U.S. Securities and Exchange Commission

With respect to the fifth goal, the Company has not publicly disclosed that it was conducting research in the application of pharmacological chaperones to [***]. The particular targets that the Company is pursuing in its early stage research are proprietary and confidential. Should competitors learn that we are researching the application of pharmacological chaperones to particular disease areas and, more specifically, certain targets within a disease area, they would be able to focus their own research efforts in the same areas. This could result in the Company losing opportunities for developing new applications for its technology and opportunities for intellectual property protection for its research, which is one of the core aspects of the Company’s business model.
The Company does not request confidential treatment for the fourth and sixth goals and would include those goals in its disclosure. In addition, the Company does not request confidential treatment for those portions of the first, second and third goals which have been publicly disclosed, as noted above. In future filings with the Commission, the Company will include and exclude similar disclosure when discussing corporate goals and objectives as set forth above.
CONFIDENTIAL TREATMENT REQUESTED BY AMICUS THERAPEUTICS, INC. [***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO COMMISSION’S RULE 83 (17 CFR 200.83).

U.S. Securities and Exchange Commission

* * * *
Should you wish to discuss the contents of this letter at any time, please do not hesitate to contact Meerie M. Joung at (617) 951-8840 of Bingham McCutchen LLP.
Very truly yours,
/s/ Meerie M. Joung
Meerie M. Joung, Esq.

cc:	Mike Rosenthall, U.S. Securities and Exchange Commission
John F. Crowley, Amicus Therapeutics, Inc.
Geoffrey Gilmore, Amicus Therapeutics, Inc.
Julio E. Vega, Esq., Bingham McCutchen LLP
CONFIDENTIAL TREATMENT REQUESTED BY AMICUS THERAPEUTICS, INC. [***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO COMMISSION’S RULE 83 (17 CFR 200.83).

AMICUS THERAPEUTICS, INC.
6 Cedar Brook Drive
Cranbury, NJ 08512
April 15, 2009
Jeffrey R. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-0404

Re:	Amicus Therapeutics, Inc.
Form 10-K
Filed February 8, 2008
File No. 001-33497
Dear Mr. Riedler:
In connection with the response letter dated April 15, 2009 submitted on our behalf, Amicus Therapeutics, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter April 10, 2009, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you wish to discuss the foregoing at any time, please do not hesitate to contact Meerie M. Joung at (617) 951-8840 of Bingham McCutchen LLP or the undersigned, the Chief Executive Officer of the Company, at (609) 662-2000.
Very truly yours,
/s/ John F. Crowley
John F. Crowley
Chief Executive Officer

cc:	Mike Rosenthall, U.S. Securities and Exchange Commission
James E. Dentzer, Amicus Therapeutics, Inc.
Geoffrey Gilmore, Amicus Therapeutics, Inc.
Julio E. Vega, Esq., Bingham McCutchen LLP
Meerie M. Jonng, Esq., Bingham McCutchen LLP
CONFIDENTIAL TREATMENT REQUESTED BY AMICUS THERAPEUTICS, INC. [***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO COMMISSION’S RULE 83 (17 CFR 200.83).